Monarch Services, Inc.
2002 Annual Report

ADAM

L & B

TOBACCO / COFFEE

ADAM **Leaf & Bean**



Peerce's GL
plantation

MONARCH SERVICES, INC. AND SUBSIDIARIES
Selected Consolidated Financial Data

Year Ended April 30,	2002	2001	2000	1999	1998
	(Thousands of dollars, except per share data)				
Net Sales					
Games	$ 0	$ 0	$ 0	$ 0	$ 0
Printing & Envelope Manufacturing	0	0	0	0	2,587
Publishing	4,438	4,200	4,001	3,803	2,800
Retail	145	0	0	0	0
	$ 4,583	$ 4,200	$ 4,001	$ 3,803	$ 5,387
Net Profit (Loss) from Continuing Operations Before Taxes	$ (218)	$ (147)	$ 805	$ 756	$ (140)
Income Tax (Benefit) Expense	(64)	(36)	301	202	—
Net Profit (Loss) from Continuing Operations After Taxes	$ (154)	$ (111)	$ 504	$ 544	$ (140)
Discontinued Operations:					
Operating Loss From Games Division	0	0	0	(433)	(1,585)
Gain on Disposal of Games Business (net of Income Taxes of $580)	0	0	0	3,881	0
Operating Loss from Printing and Envelope Division (net of income tax benefit of ($297) and ($281) for The Years Ended April 30, 2000 and April 30, 1999, respectively	0	0	(575)	(479)	—
Gain on Disposal of Printing and Envelope Business (net of income tax expense of $211) for the Year Ended April 30, 2000	0	0	345	0	—
Operating Loss from "Adam" magazine (net of income tax benefit of ($158 and $10) for the Years Ended April 30, 2002 and 2001, respectively	(382)	(32)	—	—	—
Operating Loss from "Girls' Life Living" food court (net of income tax benefit of $69 and $7) for the Years Ended April 30, 2002 and 2001, respectively	(168)	(23)	—	—	—

MONARCH SERVICES, INC. AND SUBSIDIARIES
Selected Consolidated Financial Data

Year Ended April 30,	2002	2001	2000	1999	1998
		(Thousands of dollars, except per share data)			
Loss on disposal of assets from "Girls' Life Living" (net of income tax benefit of $38) for the Year Ended April 30, 2002	$ (91)	0	—	—	—
Net Income (Loss)	$ (795)	$ (166)	$ 274	$ 3,513	$(1,725)
Total Assets	$ 8,270	$ 8,940	$ 9,100	$ 8,494	$ 5,329
Per Share Data:					
Profit (Loss)	$ (.49)	$ (.10)	$ .17	$ 2.17	$ (1.07)
Book Value	$ 3.73	$ 4.22	$ 4.33	$ 4.16	$ 1.99

The Years Ended April 30, 2002 and April 30, 2001 have been restated to present the effect of discontinued operations of Adam magazine and Girls' Life Living food court. The Years Ended April 30, 2000 and April 30, 1999 have been restated to present the effect of the gain on disposal of the Printing and Envelope Division in November 1999. The Years Ended April 30, 1999 and April 30, 1998 have been restated to present the effect of the sale of the Games Division on October 27, 1998 to HIAC VII Corp. and Hasbro, Inc.

See Notes to Consolidated Financial Statements.

Contents

MONARCH SERVICES, INC.
President's Letter

Dear Stockholder:

The past year was fraught with successes and disappointments for Monarch Services, Inc.

Computer scientist Alan Kay once said, "If you never fail you're not trying hard enough". Although we believe in the potential for a young men's magazine with substance and a tween girls' theme restaurant, the timing and economics forced us to make the difficult decisions to close ADAM Magazine and Girls' Life Living.

Monarch Services has engaged in vastly challenging and diverse ventures over the fifty-three years of its existence. We have always launched new products and businesses around one simple premise: According to our customers and employees, our products and services must arguably be "the best" in their chosen arenas. We believe the prospects for our existing and evolving businesses are excellent and poised for increasing growth and value.

Girls' Life continued its leadership position in the Tween girls' publications category. Revenues increased by 6% as we continued to grow our advertising and subscription base in the face of a reluctant marketplace.

We are pleased with the reception and growth of the ADAM Leaf & Bean tobacco and coffee shop. It is a unique retail concept serving an eclectic community. The enthusiasm of our customers and employees is enormously encouraging. Many of our vendors and customers have confirmed our belief that ADAM Leaf & Bean is the best full service tobacco shop in America.

An extensive project begun in May 2002, is underway to re-establish Peerce's Plantation as one of Baltimore's leading fine dining venues. The location and view from this Maryland landmark is unsurpassed, set in beautiful surroundings, overlooking Loch Raven Reservoir. Behind the scenes, the kitchen, rest rooms, bar and lounge areas are being improved to bring them up to 2002 codes and standards.

The activitiy on site is stirring much interest and excitement in the local community, having been closed for almost two years; many people have stopped in to wish us success.

The potential for Peerce's Plantation in fine dining and catered events is substantial and every effort is being made to be ready for the holiday season.

Thank you for your investment in Monarch Services, Inc. We look forward to your continued support.

Sincerely,

Jackson Y. Dott

Jackson Y. Dott
President

MONARCH SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition

April 30,	2002
	(000'S omitted)
ASSETS	
CURRENT ASSETS	
Certificates of deposit	$4,669
Accounts receivable, net	448
Marketable securities available for sale	32
Inventory	251
Prepaid expenses	117
Income taxes receivable	293
TOTAL CURRENT ASSETS	5,810
PROPERTY AND EQUIPMENT	
Leasehold improvements	387
Machinery, equipment, furniture and fixtures	508
	895
Less accumulated depreciation	(573)
	322
Buildings and other assets held for sale	136
Investment in Peerce's Plantation GL	1,992
	2,450
Trademarks – net	10
	$8,270
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Cash overdraft	$ 121
Accounts payable	399
Accrued expenses	77
Deferred subscription revenue	1,396
TOTAL CURRENT LIABILITIES	1,993
DEFERRED INCOME TAXES	230
STOCKHOLDERS' EQUITY	
Common Stock-par value $.001 per share: Authorized - 10,000,000 shares; shares outstanding 1,619,820	2
Capital surplus	3,781
Retained earnings	2,273
Accumulated other comprehensive income (loss)	(9)
TOTAL STOCKHOLDERS' EQUITY	6,047
	$8,270

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

Year Ended April 30,	2002	2001
	(000's omitted, except share data)	
Net Sales - publishing	$ 4,438	$ 4,200
Net Sale - retail	145	0
	4,583	4,200
Cost of goods sold – publishing	3,245	3,278
Cost of goods sold – retail	222	0
	3,467	3,278
Gross profit from continuing operations	1,116	922
Selling, general and administrative expenses	1,657	1,585
Other income:		
Investment and interest income	319	491
Other	4	25
	323	516
Loss from continuing operations before income tax benefit	(218)	(147)
Income tax benefit	(64)	(36)
Loss from continuing operations	(154)	(111)
Discontinued Operations:		
Operating loss from "Adam" magazine (net of income tax benefit of ($158 and $10) for the years ended April 30, 2002 and 2001, respectively	(382)	(32)
Operating loss from "Girls' Life Living" food court (net of income tax benefit of $69 and $7) for the years ended April 30, 2002 and 2001, respectively	(168)	(23)
Loss on disposal of assets from "Girls' Life Living" (net of income tax benefit of $38) for the year ended April 30, 20002	(91)	0
Loss from discontinued operations	(641)	(55)
Net loss	$ (795)	$ (166)
Net loss per common share – basic and diluted:		
Loss from continuing operations per share	$ (.09)	$ (.07)
Loss from discontinued operations	(.40)	(.03)
Net loss per common share – basic and diluted	$ (.49)	$ (.10)
Weighted average number of shares outstanding – basic and diluted	1,619,820	1,619,820

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity

Years ended April 30, 2002 and 2001

(000's omitted, except shares outstanding data)

	Common Stock	Capital Surplus	Retained Earnings	Comprehensive Income	Treasury Stock	Total Stockholders' Equity
Balance May 1, 2000	$ 527	$3,378	$3,234	$ (10)	$ (122)	$7,007
Elimination of Treasury Stock	(122)				122	—
Adjust par value from $.25 to $.001	(403)	403				—
Other comprehensive income-unrealized loss on marketable Securities available-for-sale				(4)		(4)
Net Loss			(166)			(166)
Total comprehensive income (loss)						(170)
Balance April 30, 2001	$ 2	$3,781	$3,068	$ (14)	$ —	$6,837
Other comprehensive income—unrealized loss on marketable Securities available-for-sale				5		5
Net loss			(795)			(795)
Total comprehensive income (loss)						(790)
Balance April 30, 2002	$ 2	$3,781	$2,273	$ (9)	—	$6,047

Shares Outstanding:	April 30, 2001	1,619,820
	April 30, 2002	1,619,820

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Year Ended April 30,	2002	2001
	(000's omitted)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (795)	$ (166)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	104	78
Loss on disposal of fixed assets	158	0
Obsolete inventory	40	0
Bad debt expense	26	0
Deferred income taxes	(32)	(16)
Increase/decrease in operating assets and liabilities:		
Accounts receivable, gross	(187)	(57)
Inventories	(291)	0
Prepaid expenses	(67)	(15)
Accounts payable	114	6
Accrued expenses	10	13
Income taxes receivable	(181)	43
Deferred subscription revenue	(93)	11
Total cash used by operating activities	(1,194)	(103)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(2,381)	(178)
Trademark costs	(6)	(12)
Maturity of investment in certificates of deposit	2,338	(7,007)
Total cash used by investing activities	(49)	(7,197)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,243)	(7,300)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	1.122	8,422
CASH AND CASH EQUIVALENTS (OVERDRAFT) END OF YEAR	(121)	1,122
Non-cash investing activities:		
Transfer of property and equipment to assets held for sale	$ 136	$ 0

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Monarch Services, Inc. and its wholly owned subsidiaries, Girls' Life, Inc., Girlslife.com, Girls' Life Living, Inc., Adam Magazine, Inc., Adam Corp. and Adam Leaf and Bean, Inc. (collectively the "Company"). Consolidation has resulted in the elimination of all significant intercompany balances and transactions. Certain reclassification's have been made to amounts previously reported to conform with the classification made in 2002.

Monarch Services, Inc. ("Monarch") on November 30, 2000 became a Maryland corporation. The Company was previously incorporated in the State of Delaware.

Girls' Life, Inc. ("Girls' Life") was incorporated in December 1993 in the State of Maryland and publishes a magazine for girls age ten to fifteen. Magazines are sold nationally and internationally through distributors and directly by Girls' Life through one, two and three year subscriptions.

Girls' Life Living, Inc. was incorporated on March 12, 1997 in the State of Maryland. During 2001, this subsidiary began limited activity developing a model for a theme restaurant called "Girls' Life Living". "Girls Life Living" started doing business in December 2001.

Adam Leaf and Bean, Inc. was incorporated on June 11, 1997 in the State of Maryland. "Adam Leaf and Bean", a tobacco and coffee shop, started doing business in December 2001.

Adam Magazine, Inc. was incorporated on June 11, 1997 in the State of Maryland. During 2001, this subsidiary began limited activity developing a new magazine for young men called "Adam".

Girlslife.com was incorporated on January 24, 2000 in the State of Maryland. Sales for this subsidiary were minimal in fiscal year 2002. Sales for Girlslife.com have been included in the total sales of Girls' Life magazine for the fiscal year 2002.

Adam Corp. was incorporated on November 16, 2001 in the State of Maryland. This subsidiary holds the property that was planned to become "Adam Discount Cigarettes and Liquors".

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION: The Company recognizes revenue in accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 101 revenue Recognition in Financial Statements ("SAB 101") whereby revenue related to subscriptions for its magazines is recognized upon shipment of the magazine to the subscriber. The adoption of SAB 101 during 2001 had no effect on the statement of operations or financial position of the Company. Deferred subscription revenue represents amounts collected for subscriptions of the magazine not yet issued.

CASH EQUIVALENTS: For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE: Girls' Life sells its magazine through distributors and direct individual subscriptions. Receivables consist of advertising income and sales of magazines through the distributors for issues released prior to April 30. Services for publishing and editing are also included in accounts receivable.

TRADEMARKS: Direct costs associated with obtaining trademarks are amortized using the straight-line method over periods estimated to be benefited.

PROPERTY AND EQUIPMENT: Property and equipment is carried at cost and depreciation is computed by the straight-line method over estimated useful lives ranging from three to forty years. The investment in "Peerce's Plantation GL" is carried at cost. Buildings and other assets held for sale are carried at the lower of cost or estimated fair value, less disposal costs.

FINANCIAL INSTRUMENTS: The current carrying value of current assets and current liabilities is a reasonable estimate of their fair value due to the short-term nature of such accounts.

Notes to Consolidated Financial Statements

MARKETABLE SECURITIES: The Company accounts for its investments in equity securities under the accounting and reporting provisions of Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"). The Company has classified its investments as available-for-sale based on its intended use. As such, unrealized holding gains and losses are included as other comprehensive income, a separate component of stockholders' equity.

RESEARCH AND DEVELOPMENT COSTS: The Company had no research and development costs during the fiscal year 2002.

COSTS ASSOCIATED WITH START-UP ACTIVITIES: The Company accounts for start-up costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 Reporting on the Costs of Start-up Activities, which requires such costs to be expensed in the period incurred.

INCOME TAXES: The Company provides for income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109") which requires an asset and liability approach to financial accounting and reporting for income taxes (see Note F). Under SFAS No. 109, deferred tax assets and liabilities are provided for differences between the financial statement and tax basis of assets and liabilities that will result in future taxable income or deductible amounts. The deferred tax assets and liabilities are measured using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is computed as the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities. Income tax benefits are recognized to the extent that carryback claims are available.

EARNINGS PER SHARE: Basic earnings per share is computed by dividing net earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed by including the average common stock equivalents outstanding, if any, to the weighted average number of common shares outstanding during the period.

STOCK-BASED COMPENSATION ARRANGEMENTS: The Company applies APB Opinion No. 25 and related interpretations in accounting for stock based compensation arrangements. Accordingly, no compensation has been recognized. For disclosure purposes, pro-forma results have been determined based on the fair value method consistent with SFAS No. 123, "Accounting for Stock-Based Compensation".

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

The provisions of SFAS No. 142 were adopted by the Company as required effective May 1, 2002. The adoption of SFAS Nos. 141 and 142 had no effect on the Company's financial condition or results of operations. In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses in long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The provisions of SFAS No. 144 are effective for years beginning after December 15, 2001, and its adoption is not expected to affect the financial position or results of operations of the Company.

NOTE B — DISCONTINUED OPERATIONS:

DISCONTINUED PUBLICATION OF ADAM MAGAZINE: Effective with the June/July 2002 issue of "Adam" magazine on sale in May 2002, the Company terminated the publication of Adam magazine. All sales and costs associated with Adam magazine has been reclassified as Discontinued Operations for the year ended April 30, 2002 and 2001.

Net sales and income from discontinued operation of "Adam" magazine are as follows (in thousands):

	Years Ended April 30, 2002	2001
Net sales	$ 9	$ 0
Loss from discontinued operations (net of tax)	(382)	(32)

DISCONTINUED OPERATIONS OF GIRLS' LIFE LIVING: Effective July 2002, "Girls' Life Living" food court will be closed. All sales and costs associated with Girls' Life Living has been reclassified as Discontinued Operations for the year ended April 30, 2002 and 2001.

Net sales and loss from discontinued operations of "Girls' Life Living" food court are as follows (in thousands)"

	Years Ended April 30, 2002	2001
Net sales	$ 17	$ 0
Loss from discontinued operations (net of tax)	(168)	(23)
Loss on disposal of assets (net of tax)	(91)	0

NOTE C — ACCOUNTS RECEIVABLE

Accounts receivable consist of the following at April 30, 2002 (in thousands):

Accounts Receivable - publishing	$ 488
Accounts Receivable - retail	10
	498
Less:	
Allowance for doubtful accounts	(50)
Accounts receivable, net	$ 448

Bad debt expense charged to operations was $26,000 and $0 for the years ended April 30, 2002 and 2001, respectively.

NOTE D — CERTIFICATES OF DEPOSITS

As of April 30, 2002, investments in certificates of deposit consisted of the following (in thousands):

Rate	Maturity	Amount
4.40%	01/20/03	$ 4,476
4.40%	01/20/03	193
	Total	$ 4,669

The certificates of deposit are in excess of federal insurance limits.

NOTE E - MARKETABLE SECURITIES AVAILABLE-FOR-SALE

At April 30, 2002, the cost and estimated fair value of marketable securities, available-for-sale are as follows (in thousands):

	Cost	Unrealized Gains	Unrealized Loss	Estimated Fair Value
Equity Securities	$ 49	—	$ 17	$ 32

NOTE F - INCOME TAXES

A reconciliation of the effective tax rate for income taxes in the financial statements to the federal statutory rates is as follows:

Years Ended April 30,	2002	2001
Federal income tax (benefit) expense at statutory rate	(34%)	(34%)
Non-deductible items	1	9
State income taxes, net of federal benefit	—	—
Other	4	1
	(29%)	(24%)

The deferred tax assets (liabilities) result from the following temporary differences (in thousands):

April 30,	2002
Deferred tax assets:	
Financial statement accruals, net	$ 19
Allowances for accounts receivable	19
Unrealized loss on marketable securities available-for-sale	7
Total deferred tax assets	45
Deferred tax liabilities:	
Property and equipment	(275)
Net deferred tax liabilities	$ (230)

Cash payments for income taxes were $0 and $35,000 for the years ended April 30, 2002 and 2001, respectively.

NOTE G - PROFIT-SHARING PLAN

During fiscal year 2002, the original profit sharing plan was changed to a 401(k) defined contribution plan which allows employees to make contributions to their individual 401(k) plan through payroll deductions. The Company made no contributions to the original profit sharing plan or the new 401(k) plan in fiscal years ended 2002 and 2001.

NOTE H - STOCK OPTION PLANS

The Company's Omnibus Stock Option Plan (the "Omnibus Plan") provides for the granting of certain types of qualified and non-qualified stock options to directors, executive officers and key employees on a periodic basis at the discretion of the Company's Board of Directors. The Company has reserved 300,000 shares of common stock under the Omnibus Plan.

Options for 10,000 and 200,000 shares of common stock were granted during the years ended April 30, 2001 and 2000, respectively. The options begin to vest at an annual rate of 25% after the completion of one year of service after the date of grant. The weighted average exercise price of the options granted during fiscal 2001 and 2000 was $3.81 and $3.72 respectively. As of April 30, 2002, the options outstanding have a weighted average remaining contractual life of 2.8 years and a weighted average exercise price of $3.73.

The fair value of the options granted that began to vest during 2001 and 2002 were estimated using the Black-Scholes option-pricing model and used the following assumptions for the 2000 and 2001 grants:

	2002	2001
Dividend yield	0%	0%
Expected volatility	75%	74%
Risk-free interest rate	4.93%	4.99%
Expected lives (in years)	5	5

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Such interpretations include Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25" (FIN No. 44) which was issued in April 2000. The Company has adopted the provisions of FIN No. 44, and such adoption did not materially impact the Company's results of operation.

No compensation expense related to the Company's stock option plans was recorded during the two years ended April 30, 2002 and 2001, respectively. If the Company had elected to recognize compensation cost based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts as follows for options vested during the years ended April 30, 2002 and 2001:

(In thousands, except per share data)

	2002	2001
Net loss:		
As reported	$ (795)	$ (166)
Pro forma*	(920)	(286)
Basic and diluted net loss per share:		
As reported	$ (.49)	$ (0.10)
Pro forma*	(.57)	(0.18)

*The pro forma amounts are not representative of the effects on reported earnings for future years.

NOTE I - COMMITMENTS AND CONTINGENCIES

LEASES: The Company leases office and warehouse and other facilities. The lease for the office and warehouse facilities currently in use was extended for a term of 10 years commencing July 1997, and ending June 2007. The lease for the food court facilities started in November 2000 and will be leased through 2005. The Company generally must pay for property taxes, insurance and maintenance costs related to the property. The lease for the property previously used by the games division was terminated in December 1999. Total rental expense for 2002 and 2001 was approximately $210,000 and $166,000, respectively.

The future annual minimum rental commitments for the current non-cancelable operating leases as of April 30, 2002 is $131,000 annually through 2007 for the office and warehouse facilities and $72,000 annually through 2005 for the food court facilities.

The office and warehouse facilities and the food court facilities are leased through 2007 and 2005 respectively for approximately $140,000 and $70,000 respectively annually from the Chairman of the Company and a member of his family. The lease for the food court facilities is currently being re-negotiated as a result of the discontinued operations of Girls' Life Living and may be mutually terminated prior to its contractual maturity, however no agreement has yet been reached. The tobacco and coffee shop facilities are leased through 2004 for approximately $69,000 annually. The lease agreements provide for escalation of rent based on certain indexes.

Expected lease payments under the above operating leases are as follows:

	2003	2004	2005	2006	2007
	(in thousands)				
Property: Office and Warehouse	$ 127	$ 127	$ 127	$ 127	$ 127
Property: Food court facilities	72	72	72	—	—
Property: Tobacco and Coffee shop	69	69	—	—	—
Total lease payments	$ 268	$ 268	$ 199	$ 127	$ 127

LITIGATION: The Company is involved, from time to time, in legal actions arising in its normal course of operations. As of April 30, 2002, there was no pending litigation against the Company.

NOTE J - SEGMENT INFORMATION

The Company currently operates in two industry segments. The Company's primary operation during fiscal year 2002 was the publication of "Girls' Life" magazine in the publishing segment and "Adam Leaf and Bean" tobacco and coffee shop in the retail segment. These segments do not meet the quantitive thresholds described in SFAS No. 131 "Segment Reporting" that require segment reporting disclosure.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Independent Auditors' Report

To the Stockholders and Board of Directors, Monarch Services, Inc. Baltimore, Maryland

We have audited the accompanying consolidated statement of financial condition of Monarch Services, Inc. and Subsidiaries as of April 30, 2002 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monarch Services, Inc. and Subsidiaries as of April 30, 2002, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company
Stegman & Company
Baltimore, Maryland
June 25, 2002

Common Stock Market Prices and Dividends

The Company's common stock is traded on the Nasdaq SmallCap Market under the symbol MAHI. The number of stockholders of record on July 16, 2002 was approximately 528.

High and low closing sale prices for the last two years were:

Quarter Ended	Fiscal 2002 Price High	Fiscal 2002 Price Low	Fiscal 2001 Price High	Fiscal 2001 Price Low
July 31	2.95	2.95	3.96	3.75
October 31	2.88	2.88	3.75	3.25
January 31	2.48	2.48	3.25	3.03
April 30	2.26	2.26	2.58	2.49

Such prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The Company has not paid any cash dividends since April 1987. Although the board of directors will continue to review the Company's profitability with respect to the resumption of dividends, there can be no assurance as to the timing or amount of any future dividends.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities relected in column (a)) (c)
Equity compensation plans approved by security holders	210,000	$ 3.73	90,000
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	210,000	$ 3.73	90,000

Management's Discussion and Analysis or Plan of Operation

RESULTS OF OPERATIONS FISCAL 2002
COMPARED TO FISCAL 2001

Publishing sales of Girls' Life increased $238,000 or 6% in fiscal year 2002 from fiscal year 2001. All publishing sales are attributable to "Girls' Life" magazine. The limited sales of "Adam" magazine and "Girls' Life Living" food court are included in discontinued operations. The increase in sales for "Girls' Life" is attributable primarily to increased advertising income, increased newsstand sales and editorial services to third parties. Advertising revenue increased 1.5% from $1,380,000 in 2001 to $1,401,000 in 2002. The average number of subscribers was 252,000 and 260,000 for the years ending April 30, 2002 and 2001, respectively. The decline in subscription revenue per issue is attributable to lower remittances from subscription agencies. Publishers often use subscription agencies to expand their subscription base with the intention of converting a subscriber to a direct customer after the initial subscription period under the subscription agency expires. The decline in remittances is attributed to increased competition between publishers. This decline is offset with increases in advertising revenue as a result of more advertisements per issue. Retail sales for Adam Leaf and Bean was $145,00 for fiscal year 2002. There were no retail sales for fiscal year 2001. Total sales for publishing and the one retail operation increased $383,000 or 9% in fiscal year 2002.

Total cost of goods sold, as a percent of sales was 76% in fiscal year 2002 and 78% in fiscal year 2001. The decrease in 2002 was primarily due to decreased labor, insurance and depreciation costs for publishing. Cost of goods sold was $222,000 for the retail store compared to retail sales of $145,000. The high cost of goods sold was primarily because the retail store is in the start-up stage and began operations in December 2001. Cost of goods sold, as a percent of sales for Girls' Life was 73% in fiscal year 2002 and 78% in fiscal year 2001. The overall net decrease for Girls' Life was primarily due to decreased labor, insurance and depreciation costs partially offset by slightly higher printing and mailing costs.

During fiscal 2001, management began exploring the feasibility of publishing "Adam", a magazine for young men between the ages of 21 an 34. Management had decided to proceed with the publication of the magazine and the February/March 2002 premiere issue went on the newsstand for sale in January 2002. The April/May 2002 issue went on the newsstand for sale in March 2002 and the June/July 2002 issue went on th newsstand for sale in May 2002. Adam magazine had no sales during the third quarter of fiscal 2002 and minimal sales during the fourth quarter of fiscal year 2002. Despite some success in increasing the distribution of "Adam" magazine through retail outlets, management was unable to generate significant interest from advertisers due to what management believes was an industry-wide slowdown in the demand for advertising in the United States. Without advertising interest, management believes that "Adam" magazine is not viable at this time. As a result, management terminated the publication of "Adam" magazine effective with the June/July 2002 issue. As a result of the termination of the publication of Adam Magazine, all costs associated with "Adam" magazine have been included in the financial statements for fiscal year 2002. Costs totaling $382,000 (net income tax benefit of $158,000) relating to "Adam" magazine are included in discontinued operations for fiscal 2002. Costs totaling $32,000 (net of income tax benefit of $10,000) which were previously reported in selling, general and administrative expenses are included in discontinued operations for fiscal 2001.

During fiscal 2001, the Company leased a property adjacent to its headquarters in Baltimore, Maryland. Management established a Girls" Life theme food court on this property called "Girls' Life Living" designed to attract girls in the target market of Girls" Life magazine and their families. Sales and customer traffic at "Girls' Life Living" have not met management's expectations. Sales from December 2001 through April 2002 were $17,000. Despite some success in attracting the target market, the restaurant was unable to generate significant or steadily increasing revenues in its first seven months of operations. Without increasing revenues, management has determined that Girls' Life Living is not viable at this time. As a result, the Company intends to close "Girls' Life Living" in the near future. costs totaling $168,000 and $23,000 (net of income tax benefit of $69,000 and $7,000) have been classified as discontinued operations in the financial statements for fiscal 2002 and 2001, respectively. Costs associated with Girls' Life Living during fiscal 2001 were included in selling, general and administrative expenses and have been reclassified as discontinued operations. Costs associated with the disposal of assets and improvements totaled $91,000 (net of income tax benefit of $38,000) were classified as discontinued operations for fiscal 2002. Equipment that will not be used in the Company's other operations has been classified as held for sale as of April 30, 2002. In July 2001, the Company purchased the assets of a tobacco and coffee shop located in Baltimore County, Maryland. This new business is trading as "Adam Leaf and Bean". Adam Leaf and Bean started doing business in December 2001. Sales from December 2001 through April 2002 were $145,000.

In December 2001, the Company purchased the assets and property of a liquor and tobacco store located in Baltimore City, Maryland with the intention of operating a discount cigarette and liquor store under the name "Adam Discount Cigarettes and Liquors". "Adam Discount Cigarettes and Liquors" did not engage in any operations for the third and fourth quarter of fiscal 2002. In order to focus on the Company's core business of Girls' Life Magazine, its new business of Adam Leaf & Bean coffee/smoke shop and its proposed business of Peerce's Plantation GL, the Board of Directors has determined not to pursue the discount cigarette and liquor store business plan. The property is currently being marketed for sale and is classified as held for sale as of April 30, 2002.

Selling, general and administrative expenses as a percentage of sales were 36% in fiscal year 2002 and 38% in fiscal year 2001. The decrease in fiscal 2002 was primarily due to decreased advertising and promotional costs for publishing and a decrease in corporate overhead. Corporate overhead which is comprised primarily of salaries, professional fees, telephone expenses, insurance and depreciation was $953,000 for fiscal year 2002 compared to $971,000 in 2001. Corporate overhead also includes indirect costs associated with "Adam Leaf and Bean". During fiscal year 2002, advertising and promotional costs decreased $40,000. Salaries included in selling, general and administrative expenses decreased $43,000 and outside services decreased $70,000. Utilities, taxes and insurance increased due to the new businesses that commenced during fiscal year 2002. Included in selling, general and administrative expenses for 2002 is $40,000 of expense for obsolete inventory related to Girlslife.com. A $15,000 charge was recorded in 2002 for trademarks on certain names that are not part of current or planned lines of business. This amount is included in depreciation and amortization. Also included in selling, general and administrative expenses for 2002 is a $67,000 loss on the disposal of equipment that was unrelated to discontinued operations. The Company is continuing to explore new lines of business and expects to continue to consider other new lines of business for the foreseeable future. The Company expects that, as it explores and develops these and other lines of business, the cost of such activities will increase the amount of the Company's selling, general and administrative expense in future periods.

In June of 2001, the Company purchased three adjoining parcels of real estate located in Baltimore County, Maryland for $1.91 million in cash. The acquisition includes "Peerce's Plantation GL", a 350 seat fine dining restaurant and bar with liquor license, a 6,000 square foot house, and 14.74 acres with a horse stable zoned for residential development. The property is not currently used in the Company's operations and no portion of the property is leased to a tenant. The Company is currently renovating a portion of this property to prepare for the opening of the proposed "Peerce's Plantation GL", an upscale family restaurant. The Company believes that the property is adequately covered by insurance. Since the property is not yet in service, there was no depreciation taken on this property for fiscal 2002. The method of depreciation and life of the property has not been determined since no cost allocation has been performed to determine what part of the property is depreciable or not depreciable. During fiscal 2002, approximately $91,000 in costs associated with the property has been capitalized and $53,000 charged to operations. The Company has hired a general manager and executive chef to operate the restaurant and bar. Commencement of operations is dependent upon completion of renovations. Management has obtained an independent appraisal as of April 30, 2002 that supported the carrying value of the Company's investment in "Peerce's Plantation GL".

Other income decreased $193,000 in 2002 to $323,000 from $516,000 in 2001. The fiscal year 2002 decrease was primarily due to the decrease in interest income in the amount of $172,000 as a result of lower balances of cash invested in certificates of deposit and lower interest rates and a decrease in other miscellaneous income in the amount of $21,000.

As a result of the Job Creation and Worker Assistance Act of 2002 (the "2002 Act") that was signed by President Bush in March 2002, entities

Management's Discussion and Analysis or Plan of Operation

with net operating losses arising in tax years ending in 2001 and 2002 are allowed to carryback those losses five years. Prior to the 202 Act, loss carrybacks were only permitted for two years. The Company has only recorded tax benefits to the extent carryback claims are available and has not recorded any tax benefit associated with the future realization of operating losses. These carryback claims are for federal income tax purposes only. Income tax benefits attributable to continuing operations was $64,000 for 2002 compared to $36,000 for 2001. The income tax benefit associated with discontinued operations was $265,000 for 2002 and $17,000 for 2001. The Company's effective rate for the fiscal year 2002 was (29)% compared to (24)% in 2001.

CRITICAL ACCOUNTING POLICIES

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require the use of management's estimates. The Company believes that the most critical accounting policies relate to revenue recognition. This and the Company's other accounting policies are described in Note A to the Notes to Consolidated Financial Statements.

LIQUIDITY AND SOURCES OF CAPITAL

At April 30, 2002, the Company had a cash overdraft of approximately ($121,000) a decrease of $1,243,000 from the amount as of April 30, 2001. The cash overdraft was due to the timing of deposits and the clearing of checks. As the Company enters into new lines of business there results a need for greater capital investment. In June 2001, the Company purchased improved real estate, what is now referred to as "Peerce's Plantation GL" for $1.91 million in cash. Since that time, approximately $91,000 of costs associated with improvements have been capitalized. The Company experienced a net increase in its accounts receivable of $161,000 from last year. The increase is primarily attributable to editorial and publication services provided to third parties. The increase in inventory over the prior year is associated with "Adam Leaf and Bean". The increase in prepaid expenses of $67,000 over the prior year-end is attributed to prepaid postage for a future "Girls' Life" magazine issue. The increase in income taxes receivable over the prior year represent the federal carryback claim of the current year's operating loss. The increase in property, equipment and land and assets held for sale are as a result of improvements made to the "Girls' Life Living" location, personal property and leasehold improvements purchased at the "Adam Leaf and Bean" location and the building and land purchased for the "Adam Discount Cigarettes and Liquors". Deferred subscription revenue declined due to a higher relative volume of agency subscriptions. Deferred subscription revenue is also affected by the timing of renewals which can be affected by the timing of direct mail advertising.

At April 30, 2001, the Company had no debt with third-party lenders other than the cash overdraft.

During fiscal 2002, cash and cash equivalents ranged from a deficit of $121,000 to a positive balance of $1.1 million. The Company's cash and cash equivalents are subject to variation based upon the timing of receipts and the payment of payables.

Management believes that existing cash and cash equivalents, and certificates of deposit together with cash generated from operations and investing activities, will be sufficient to meet the Company's liquidity and capital needs for the next 12 months..

IMPACT OF INFLATION AND CHANGING PRICES

The price of paper is a significant expense of the Company's publishing business. Paper price increases may have an adverse effect on the Company's future results. Postage for the magazine distribution is also a significant expense of the Company. The Company uses the U.S. Postal Service for distribution of its magazine. Postage costs increase periodically and can be expected to increase in the future. No assurances can be given that the Company can pass such cost increases through to its customers.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Corporate Directory

CORPORATE OFFICERS	Chairman and Assistant Secretary-A. ERIC DOTT President and Assistant Treasurer- JACKSON Y. DOTT Chief Financial Officer, Secretary and Treasurer-MARSHALL CHADWELL
BOARD OF DIRECTORS	A. ERIC DOTT-Chairman and Assistant Secretary, Monarch Services, Inc. JACKSON Y. DOTT-President and Assistant Treasurer, Monarch Services, Inc. HELEN DELICH BENTLEY-President, Helen Bentley and Associates, Inc. DAVID F. GONANO-Managing Director, America Express Tax & Business Services KENNETH C. HOLT-Senior Vice President-Investments and Senior Portfolio Manager of Salomon Smith Barney
GENERAL COUNSEL	VENABLE, BAETJER AND HOWARD, LLP-Baltimore, Maryland
INDEPENDENT PUBLIC ACCOUNTANTS	STEGMAN & COMPANY-Baltimore, Maryland
TRANSFER AGENT & REGISTRAR	STOCKTRANS-Ardmore, Pennsylvania
STOCK LISTING	NASDAQ SmallCap, Symbol MAHI
CORPORATE GENERAL OFFICES	4517 Harford Road, Baltimore, Maryland 21214
FORM 10-KSB AVAILABLE	A copy of the 2002 annual report on Form 10-KSB filed by Monarch Services, Inc. with the Securities and Exchange Commission is available to stockholders without charge upon written request to the Secretary, Monarch Services, Inc., 4517 Harford Road, Baltimore, Maryland 21214.
ANNUAL MEETING	The annual meeting of stockholders will be held at The Center Club, Legg Mason Building, 100 Light Street, Baltimore, Maryland on Tuesday, October 22, 2002.



GIRLS' LIFE MAGAZINE
www.girlslife.com
GL
REAL GIRLS TELL YOU
HOW TO LOVE
THE BODY YOU HAVE
YOU'RE GONNA FEEL GORGEOUS
WHEN YOU FINISH READING THIS!
MEOW!
WHAT TO DO WHEN
YOUR CREW GETS
CATTY
DON'T SAY ANOTHER
WORD UNTIL YOU
TAKE THIS QUIZ!
October/November 2002
Vol 9, Issue 2
U.S. $3.50/Canada $4.50
CANCER AT 14: WHAT BEATING DEATH
TAUGHT ME ABOUT LIFE

Monarch Services, Inc.

4517 Harford Road, Baltimore, Maryland 21214

410 254 9200 • www.monarchservices.com • www.girlslife.com